(Translation)

                                                                     May 9, 2007

To Whom It May Concern:

                               Company Name: TOYOTA MOTOR CORPORATION
                               Name and Title of Representative:
                                        Katsuaki Watanabe, President
                               (Code Number: 7203
                                        Securities exchanges throughout Japan)
                               Name and Title of Contact Person:
                                        Takuo Sasaki
                                        General Manager, Accounting Division
                               (Telephone Number: 0565-28-2121)


               Notice Concerning Stock Acquisition Rights for the
               --------------------------------------------------
                        Purpose of Granting Stock Options
                        ---------------------------------

At a meeting held on May 9, 2007, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for (i) the authorization to issue rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") pursuant to Article 236 and 238 of the Corporation Act of Japan without consideration, for the purpose of granting stock options, (ii) the authorization to delegate to the Board of Directors the determination of the terms and conditions of the offering of such rights pursuant to Article 239 of the Corporation Act, and (iii) the approval of the calculation method to determine the value of the Stock Acquisition Rights allotted to the Directors of TMC as remuneration other than cash in accordance with the provisions of Article 361 of the Corporation Act. The proposal will be presented at its 103rd Ordinary General Shareholders' Meeting of TMC ("103rd Shareholders' Meeting") to be held on June 22, 2007 and we hereby inform you as follows. In addition, if the agendum "Election of Thirty (30) Directors" is approved at the same Ordinary General Shareholders' Meeting, there will be thirty (30) Directors who will receive allotment of the Stock Acquisition Rights, and the maximum number of Stock Acquisition Rights to be allotted to the Directors of TMC shall be 10,200, considering the number of Stock Acquisition Rights granted for the purpose of existing stock options and other various factors.

1.   Reason for Issue of Stock Acquisition Rights without Consideration

     TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC's international competitiveness.

2.   Summary of Terms of Issue of Stock Acquisition Rights

     (1)  Grantees of the Stock Acquisition Rights

          Directors, Managing Officers and employees, etc. of TMC and its affiliates.

     (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

          Up to 3,500,000 shares of common stock of TMC.

          Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be offered.

     (3)  Total Number of Stock Acquisition Rights

          Up to 35,000

          The number of shares for purposes of Stock Acquisition Rights shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights ("Allotment Date"), the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.

             Number of shares  =  Number of shares   x   Ratio of split
             after adjustment     before adjustment     (or consolidation)

          The adjustment above shall be made only to the unexercised rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

     (4)  Amount Paid for Issuance of Stock Acquisition Rights

          No monetary payment shall be required for Stock Acquisition Rights for which the determination of the terms and conditions of the offering can be delegated to the Board of Directors, at this year's Ordinary General Shareholders' Meeting.

     (5)  Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights

          The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares Granted. The Exercise Price shall be as follows.

          The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. In addition, the Exercise Price shall be adjusted as follows:

         (i) If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

                 Exercise Price        Exercise Price               1
                after adjustment  =  before adjustment  x  ------------------
                                                             Ratio of split
                                                           (or consolidation)

          (ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

                                                                                        Amount to be
                                                                  Number of shares      paid
                                           Number of              newly issued      X   per share
Exercise Price       Exercise Price        outstanding shares  +  ------------------------------------
after adjustment  =  before adjustment  X                                     Market price
                                           -----------------------------------------------------------
                                           Number of
                                           outstanding shares  +  Number of shares newly issued

                "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

          (iii) In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

     (6)  Exercise Period of the Stock Acquisition Rights

                From August 1, 2009 to July 31, 2015

     (7)  Conditions of Exercise of Stock Acquisition Rights

          (i)   Each Stock Acquisition Right may not be partially exercised.

          (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 103rd Shareholders' Meeting, be a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which he or she belongs at the time such rights are granted.

          (iii) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which the grantee belongs at the time such rights are granted. However, if the grantee loses such position due to retirement of office or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

          (iv)  Stock Acquisition Rights may not be inherited.

          (v) Other exercise conditions shall be provided for by the resolution of the 103rd Shareholders' Meeting and the resolution of the meeting of the Board of Directors.

     (8)  Events and Conditions of Acquisition of Stock Acquisition Rights by
          TMC

          Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if the Ordinary General Shareholders' Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

     (9)  Restriction on Transfer of Stock Acquisition Rights

          Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

     (10) Matters concerning the Paid-in Capital and Additional Paid-in Capital to be Increased due to the Issuance or Transfer of Shares upon Exercise of Stock Acquisition Rights

          (i) Amount of capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 40, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

          (ii) Amount of additional paid-in capital to be increased due to the issuance or transfer of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided for in the immediately preceding paragraph (i) from the maximum amount of capital increase set forth in the immediately preceding paragraph (i).

     (11) Handling of Fraction

          In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

     (12) Calculation Method of the Fair Value of Stock Acquisition Rights

          The fair value of the Stock Acquisition Rights shall be calculated by using the Black-Scholes model based on the various conditions of the Allotment Date.

     Reference: The fair value of the Stock Acquisition Rights as of March 31,
                2007, calculated in accordance with the Black-Scholes model, is 1,314 yen per share.

     (Note) The issuance of the Stock Acquisition Rights shall be subject to approval of the proposal "Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and Employees, etc. of TMC and its Affiliates" at the 103rd Shareholders' Meeting scheduled to be held on June 22, 2007. The details of the issuance and granting of the Stock Acquisition Rights will be decided at the resolution of the Board of Directors to be held after this year's Ordinary General Shareholders' Meeting.